UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

V ACQUISITION SUB, INC.

(Offeror)

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

Judy C. Norris, Esq.

Senior Vice President and General Counsel

10931 Laureate Drive

San Antonio, Texas 78249

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.

Andrew J. Nussbaum, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,377,877,884.74	$177,470.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 38,812,034 shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc. (“Valassis”) outstanding (including 389,057 unvested restricted Shares) multiplied by the offer price of $34.04 per share and (ii) 3,853,852 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $34.04 per share, multiplied by the offer price of $34.04 per share minus the weighted average exercise price for such options of $19.32 per share. The calculation of the filing fee is based on information provided by Valassis as of December 31, 2013.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $177,470.67	Filing Party:	Harland Clarke Holdings Corp. and V Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed:	January 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and V Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on January 6, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Valassis Communications, Inc., a Delaware corporation, at a price of $34.04 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On January 7, 2014, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer. Accordingly, the HSR Condition, as described and referred to in the Offer to Purchase, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2014

V ACQUISITION SUB, INC.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.*

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.*

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.*

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.*

(g)	None.

(h)	None.

*	previously filed